

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Branislav Vajdic
Chief Executive Officer
HeartBeam, Inc.
2118 Walsh Avenue, Suite 210
Santa Clara, CA 95050

> **Re: HeartBeam, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 4, 2021**
> **File No. 333-259358**

Dear Dr. Vajdic:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed October 4, 2021

Business
Preparations for FDA Clearance Submissions and Design for Manufacturing, page 59

1. We note your disclosure that you have a contract with Ximedica to prepare your ER Product for FDA 510(k) clearance submission. Please discuss the principal terms of this agreement and file the agreement as an exhibit. See Items 101(h)(4) and 601(b)(10) of Regulation S-K.

Executive Compensation
Summary Compensation Table, page 66

2. In the summary compensation table, please include all compensation and related information. See Item 402(n) of Regulation S-K. For example, please include the unvested

service warrants as disclosed in the beneficial ownership table on page 74 or advise.

Director Compensation, page 67

3.   Please revise the table to include the information required by Item 402(r) of Regulation S-K. For example, please reconcile the compensation in the table with the amounts disclosed in the beneficial ownership table on page 74, including compensation to Willem Pieter Elfrink and other stock options granted to directors or advise.

Outstanding Equity Awards at Fiscal Year-End 2020, page 67

4.   Please reconcile the information in the table, including the option exercise price, with your disclosure regarding stock options on pages 74 and F-14 or advise. See Item 402(p) of Regulation S-K.

Certain Relationships and Related Transactions, page 75

5.   Please describe each transaction and disclose the name of the related party, the basis on which the person is a related party and the approximate dollar value. See Item 404 of Regulation S-K. For example, please provide this disclosure for purchases by related parties in the 2015 Notes and other investments. In addition, please include the milestone warrants as described in Part II of the registration statement or advise.

        You may contact Mary Mast at 202-551-3613 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Celeste Murphy at 202-551-3257 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Scott Linsky, Esq.